Jason T. Simon, Esq.

Tel 703.749.1386

Fax 703.714.8386

simonj@gtlaw.com

September 1, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Attn: Isaac Esquivel, Shannon Menjivar, Office of Real Estate & Construction

Re:	Concord Acquisition Corp Form 10-K for the Fiscal Year Ended December 31, 2021 Filed March 4, 2022 File No. 001 - 39770

Dear Mr. Esquivel and Ms. Menjivar:

On behalf of our client, Concord Acquisition Corp, a Delaware corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff communicated in its letter addressed to the Company, dated August 25, 2022, with respect to the above-referenced Form 10-K for the fiscal year ended December 31, 2021. In connection with such responses, we are concurrently submitting, electronically via EDGAR, a publicly filed Form 10-K/A, Amendment No. 1, for the fiscal year ended December 31, 2021 (the “Form 10-K/A”).

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2021

General

1.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your disclosure in future filings to include disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. Please include an example of your intended disclosure in your response.

Response: The Company hereby confirms that its sponsor, Concord Sponsor Group LLC, is not controlled by, and does not have substantial ties with a non-U.S. person. However, the initial business combination (the “Business Combination”) contemplated by the Company will result in investments by non-U.S. persons in various U.S. entities. The Company will include the risk factor substantially in the form below in its future filings to address how this fact could impact the Company’s ability to complete the Business Combination:

The Business Combination may be subject to U.S. foreign investment regulations, which may impose conditions on the consummation of the Business Combination. In addition, future investments in the ordinary shares of $0.001 each (nominal value) in the capital of Circle Internet Finance Public Limited Company (the “Topco”) may be subject to U.S. foreign investment regulations.

Investments that involve the acquisition of, or investment in, a U.S. business by a non-U.S. investor may be subject to U.S. laws that regulate foreign investments in U.S. businesses and access by foreign persons to technology developed and produced in the United States. These laws include Section 721 of the Defense Production Act of 1950, as amended by the Foreign Investment Risk Review Modernization Act of 2018, and the regulations at 31 C.F.R. Parts 800 and 802, as amended, administered by the Committee on Foreign Investment in the United States (“CFIUS”).

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Whether CFIUS has jurisdiction to review an acquisition or investment transaction depends on, among other factors, the nature and structure of the transaction, including the level of beneficial ownership interest and the nature of any information or governance rights involved. For example, investments that result in “control” of a “U.S. business” by a “foreign person” (in each case, as such terms are defined in 31 C.F.R. Part 800) are always subject to CFIUS jurisdiction. Significant CFIUS reform legislation, which was fully implemented through regulations that became effective in 2020, expanded the scope of CFIUS’s jurisdiction to investments that do not result in control of a U.S. business by a foreign person, but where they afford certain foreign investors certain information or governance rights in a U.S. business that has a nexus to “critical technologies,” “covered investment critical infrastructure,” and/or “sensitive personal data” (in each case, as such terms are defined in 31 C.F.R. Part 800).

The Business Combination will result in investments by non-U.S. persons in various U.S. entities that could be considered by CFIUS to be a covered transaction that CFIUS would have authority to review. For example, entities affiliated with Wide Palace Limited (IDG China), organized in Hong Kong with its principal place of business outside of the United States, will indirectly hold between 10.7% and 11.0% of the issued and outstanding common stock of Circle Internet Financial Limited (“Circle”), assuming the No Redemption scenario and Maximum Redemption scenario, respectively, as defined in the Form S-4, Amendment No. 5 of the Topco, filed with the SEC on August 31, 2022. Other than Anita Sands, none of Topco’s directors or executive officers are foreign persons. While none of the foregoing foreign persons or entities, nor any other foreign person or entity, are expected to “control” Circle or any of its subsidiaries following the Business Combination, nor be afforded any of the information or governance rights set forth in 31 C.F.R. 800.211, CFIUS or another U.S. governmental agency could choose to review the Business Combination or past or proposed transactions involving new or existing foreign investors in Circle, even if a filing with CFIUS is or was not required at the time of such transaction.

There can be no assurances that CFIUS or another U.S. governmental agency will not choose to review the Business Combination. Any review and approval of an investment or transaction by CFIUS may have outsized impacts on transaction certainty, timing, feasibility, and cost, among other things. CFIUS policies and agency practices are rapidly evolving, and, in the event that CFIUS reviews the Business Combination or one or more proposed or existing investments by investors, there can be no assurances that such investors will be able to maintain, or proceed with, such investments on terms acceptable to the parties to the Business Combination or such investors. Among other things, CFIUS could seek to impose limitations or restrictions on, or prohibit, investments by such investors (including, but not limited to, limits on purchasing our common stock, limits on information sharing with such investors, requiring a voting trust, governance modifications, or forced divestiture, among other things), or CFIUS could require us to divest a portion of Circle.

The process of government review, whether by CFIUS or otherwise, could be lengthy. If CFIUS elects to review the Business Combination, the time necessary to complete such review of the Business Combination or a decision by CFIUS to prohibit the Business Combination could prevent Concord from completing the Business Combination with Circle prior to December 10, 2022. If Concord is not able to consummate the Business Combination with Circle nor able to complete another business combination by December 10, 2022, Concord will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the outstanding Public Shares, at a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest not previously released to Concord to pay taxes (less taxes payable and up to $100,000 of such net interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and Concord’s board of directors, dissolve and liquidate, subject (in the case of (ii) and (iii) above) to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. In addition, if Concord fails to complete an initial business combination by December 10, 2022, there will be no redemption rights or liquidating distributions with respect to the public warrants or the private placement warrants, which will expire worthless.

Greenberg Traurig, LLP ■ Attorneys at Law ■ WWW.GTLAW.COM

Item 15. Exhibits and Financial Statement Schedules, page 76

2.	We note the certifications provided in Exhibits 31.1 and 31.2 do not include paragraph 4(b) referring to internal control over financial reporting after the end of the transition period that allows these omissions. Please amend the filing to provide revised certifications. You may file an abbreviated amendment that is limited to the cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification. Refer to Exchange Act Rule 13a-14(a) and Item 601(b)(31) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and will concurrently file an abbreviated amendment of the Form 10-K for the fiscal year ended December 31, 2021 to provide revised certifications that include additional language in paragraph 4 and paragraph 4(b) referring to internal control over financial reporting, pursuant to Exchange Act Rule 13a-14(a) and Item 601(b)(31) of Regulation S-K.

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (703) 749-1386.

Sincerely yours,

/s/ Jason Simon
Jason Simon
Greenberg Traurig, LLP

cc:	Jeff Tuder
Chief Executive Officer
Concord Acquisition Corp

Greenberg Traurig, LLP ■ Attorneys at Law ■ WWW.GTLAW.COM

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